Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated November 13, 2025 relating to the Common stock, par value $0.01 per share, of Mister Car Wash, Inc. shall be filed on behalf of the undersigned.

GREENHOUSE FUNDS LLLP By: /s/ Joseph Milano
Name: Joseph Milano
Title: Authorized Person of the general partner

GREENHOUSE GP LLC By: /s/ Joseph Milano
Name: Joseph Milano
Title: Authorized Person

JOSEPH MILANO By: /s/ Joseph Milano